SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                              SCHEDULE 13G/A
                              (Rule 13d-102)


          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                        PURSUANT TO RULE 13(d)-2(b)

                             (Amendment No.1)


                           SYNSORB BIOTECH INC.
 ------------------------------------------------------------------------
                             (Name of Issuer)



                  Common Stock, par value $.01 per share
 ------------------------------------------------------------------------
                      (Title of Class of Securities)



                                87160V104
 ------------------------------------------------------------------------
                              (CUSIP Number)



                               June 1, 1999
 ------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          /   /     Rule 13d-1(b)
          / X /     Rule 13d-1(c)
          /   /     Rule 13d-1(d)

CUSIP No. 87160V104             13G/A

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     The Erin Mills Development Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) /   /
                                                      (b) /   /

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ontario, Canada

     NUMBER OF      5    SOLE VOTING POWER
       SHARES
    BENEFICIALLY    6    SHARED VOTING POWER         125,000
      OWNED BY
        EACH        7    SOLE DISPOSITIVE POWER
     REPORTING
    PERSON WITH     8    SHARED DISPOSITIVE POWER    125,000

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     125,000

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                      /   /

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.429%

12   TYPE OF REPORTING PERSON*

     CO


     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 87160V104             13G/A

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     The Erin Mills Investment Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) /   /
                                                      (b) /   /

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ontario, Canada

     NUMBER OF      5    SOLE VOTING POWER
       SHARES
    BENEFICIALLY    6    SHARED VOTING POWER         125,000
      OWNED BY
        EACH        7    SOLE DISPOSITIVE POWER
     REPORTING
    PERSON WITH     8    SHARED DISPOSITIVE POWER    125,000

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     125,000

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                      /   /

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.429%

12   TYPE OF REPORTING PERSON*

     CO


     *SEE INSTRUCTIONS BEFORE FILLING OUT

                         STATEMENT ON SCHEDULE 13G

     This Amendment No.1 to Schedule 13G (the "Schedule 13G") relates to the common stock, par value $.01 per share ("Common Stock"), of SYNSORB Biotech Inc. (the "Company"), and is being filed as an amendment to the initial statement on Schedule 13G filed with the Securities and Exchange Commission ("the Commission") on February 17, 1998. This statement is being filed on behalf of The Erin Mills Development Corporation, an Ontario, Canada corporation ("EMDC"), as the indirect beneficial owner of the shares of Common Stock reported as beneficially owned in this statement, and The Erin Mills Investment Corporation, an Ontario, Canada corporation and majority owned subsidiary of EMDC ("TEMIC"), as the direct beneficial owner of the shares of Common Stock reported as beneficially owned in this statement.

     Schedule 13G is hereby amended and supplemented as follows:

ITEM 1(A)   NAME OF ISSUER.

            SYNSORB Biotech Inc.

ITEM 1(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            Suite 201, 1204 Kensington Road N.W.
            Calgary, Alberta, T2N 3P5
            CANADA

ITEM 4      OWNERSHIP.

            See Items 5 through 11 on page 2 for EMDC and page 3 for TEMIC.

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following [ X ].

EXHIBITS    EXHIBIT 1

            Joint Filing Agreement dated June 9, 1999 between TEMIC and
            EMDC.

                                 SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          Date: June 14, 1999


          THE ERIN MILLS DEVELOPMENT CORPORATION

          By:  /s/ Gerry Quinn
               ----------------------------
               Gerry Quinn
               Executive Vice-President

          THE ERIN MILLS INVESTMENT CORPORATION

          By:  /s/ Gerry Quinn
               ----------------------------
               Gerry Quinn
               President

                               EXHIBIT INDEX



EXHIBIT        DESCRIPTION
-------        -----------

   1           Joint Filing Agreement dated June 9, 1999 between
               TEMIC and EMDC.